UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Mercer Insurance Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
587902107
(CUSIP Number)
Randy A. Ramlo
President and Chief
Executive Officer
United Fire & Casualty Company
118 Second Avenue, S.E.,
Cedar Rapids, Iowa 52407
(319) 399-5700

with a copy to:

Brian J. Fahrney
Sidley Austin LLP
One South Dearborn
Chicago, Illinois
(312) 853-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	587902107

1	NAMES OF REPORTING PERSONS United Fire & Casualty Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Iowa

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		849,999 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849,999 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
(1) Based on the 6,493,842 shares of Mercer Common Stock (as defined below) outstanding as of November 30, 2010 as set forth in the Merger Agreement (as defined below). Pursuant to the Shareholder Support Agreements described below, United Fire (as defined below) may be deemed to have beneficial ownership of Mercer Common Stock on the record date of any vote at a shareholder meeting or through written consent for certain events as set forth in the Shareholder Support Agreements. United Fire may be deemed to have beneficial ownership of 849,999 shares of Mercer Common Stock if the record date were November 30, 2010. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by United Fire that it is the beneficial owner of any shares of Mercer Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the common stock (“Mercer Common Stock”) of Mercer Insurance Group, Inc., a Pennsylvania corporation (“Mercer”). The principal executive offices of Mercer are located at 10 North Highway 31, Pennington, New Jersey 08534.
Item 2. Identity and Background.
(a) — (c) This Schedule 13D is being filed by United Fire & Casualty Company, an Iowa corporation (“United Fire”). The address of the principal place of business and principal office of United Fire is 118 Second Avenue, S.E., Cedar Rapids, Iowa 52407. The principal business of United Fire and its subsidiaries is to provide insurance protection to individuals, businesses and organizations through the sale of commercial insurance, personal insurance, life insurance and surety bonds by a network of independent agents. United Fire and its subsidiaries are collectively licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and as a life insurer in 28 states. The name, business address and present principal occupation or employment of each executive officer and director of United Fire, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto and incorporated herein by reference.
(d) — (e) During the last five years, neither United Fire nor, to the knowledge of United Fire, any of the persons listed on Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which United Fire or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of each executive officer and director of United Fire is set forth on Schedule I.
Item 3. Source and Amount of Funds or Other Consideration.
As described in response to Item 4, the Shareholder Support Agreements (defined below) to which this Schedule 13D relates have not been purchased by United Fire, and thus no funds were used for such purpose. As an inducement for United Fire to enter into the Merger Agreement described in Item 4, each of the Signing Shareholders (as defined below) entered into a Shareholder Support Agreement, dated as of November 30, 2010, with United Fire with respect to the Subject Shares (as defined below). United Fire did not pay additional consideration to the Signing Shareholders in connection with the execution and delivery of the Shareholder Support Agreements. For a description of the Shareholder Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
Item 4. Purpose of Transaction.
As an inducement for United Fire to enter into the Merger Agreement (as defined below) each of the Signing Shareholders entered into a Shareholder Support Agreement. The purpose of the Shareholder Support Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Agreement and Plan of Merger
On November 30, 2010, United Fire, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mercer and Red Oak Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of United Fire (“Acquisition Corp.”). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Corp. will merge with and into Mercer, with Mercer surviving as a wholly owned subsidiary of United Fire (the “Merger”).
Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved and adopted by the boards of directors of each of United Fire and Mercer, at the effective time of the Merger (the “Effective Time”), each share of Mercer Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Mercer Common Stock held in the treasury of Mercer or by any subsidiary of Mercer and any shares of Mercer Common Stock owned by United Fire or any wholly owned subsidiary of United Fire), including any allocated and unallocated shares held by the Mercer Employee Stock Ownership Plan, and any shares of restricted stock, will be automatically cancelled and converted into the right to receive $28.25 in cash (the “Cash Consideration”), without interest.
In connection with the Merger, each outstanding option to purchase Mercer Common Stock (“Mercer Stock Option”), whether or not vested and exercisable, will, at the Effective Time, be cancelled and converted into the right to receive the product of (i) the number of shares of Mercer Common Stock that would have been acquired upon the exercise of such Mercer Stock Option, multiplied by (ii) the excess, if any, of the Cash Consideration over the exercise price to acquire a share of Mercer Common Stock under such Mercer Stock Option (the “Option Consideration”), subject to any applicable withholding taxes.
The closing of the Merger is subject to certain conditions, including, among others, (i) approval and adoption by Mercer shareholders of the Merger Agreement, (ii) applicable insurance regulatory approvals, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any law or court or governmental order or injunction prohibiting, restraining or enjoining consummation of the Merger, (v) subject to materiality exceptions, the accuracy of the representations and warranties made by United Fire and Mercer, and compliance by United Fire and Mercer with their respective obligations under the Merger Agreement, and (vi) no event, occurrence, fact, condition, effect, change or development shall have occurred that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on Mercer and its subsidiaries, taken as a whole, or on the ability of Mercer to consummate the transactions contemplated by the Merger Agreement.

Each of United Fire and Mercer has made representations and warranties in the Merger Agreement. Mercer has agreed to certain covenants and agreements, including, among others, (i) to conduct its business in the ordinary course of business, consistent with past practice, during the period between the execution of the Merger Agreement and the closing of the Merger, (ii) not to solicit alternate transactions, enter into discussions, or enter into any agreement concerning, or provide confidential information in connection with, any proposals for alternative transactions, subject to a customary “fiduciary-out” provision which allows Mercer under certain circumstances to provide information to and participate in discussions with third parties prior to the approval of the Merger by Mercer’s shareholders, with respect to unsolicited alternative acquisition proposals that Mercer’s Board of Directors has determined, in its reasonable good faith judgment, if consummated would be more favorable, from a financial point of view, to Mercer’s shareholders than the Merger and that such proposal is reasonably capable of being completed within a substantially similar period of time as the Merger (a “Superior Proposal”), and (iii) to call and hold a special shareholders’ meeting and recommend adoption of the Merger Agreement.
The Merger Agreement contains specified termination rights for both United Fire and Mercer. Among other termination rights, Mercer may terminate the Merger Agreement prior to the date on which the shareholders of Mercer approve the Merger if the Board of Directors of Mercer determines that it would, in the reasonable good faith judgment of Mercer’s Board of Directors, violate its fiduciary duties under applicable law to recommend approval of the Merger or the Merger Agreement (or if such recommendation is withdrawn) as a result of the receipt of a Superior Proposal. In connection with such termination, Mercer must pay United Fire a $6,685,000 fee. In addition, Mercer may also be obligated to pay a fee of $6,685,000 or to reimburse United Fire for its expenses incurred in connection with the Merger Agreement, up to $500,000, if the Merger Agreement is terminated under certain other specified circumstances.
As a material inducement to United Fire entering into the Merger Agreement, Andrew R. Speaker, President and Chief Executive Officer, David B. Merclean, Senior Vice President of Finance and Chief Financial Officer, Paul D. Ehrhardt, Senior Vice President, Chief Underwriting Officer and Corporate Secretary and Paul R. Corkery, Senior Vice President and Chief Information Officer (collectively, the “Executives”) have entered into agreements to terminate their existing employment agreements with Mercer and certain of its subsidiaries at the Effective Time (the “Employment Termination Agreements”) substantially in the form attached to the Merger Agreement, pursuant to which Mercer will make a cash payment to each such Executive in an amount equal to 100% of the change in control payments due to each such Executive under their current employment agreements in the event such executive terminated his employment with Good Reason (as defined in the applicable existing employment agreement) at the Effective Time. In addition, Mercer has adopted a retention plan in the form attached to the Merger Agreement (the “Senior Management Retention Plan”) pursuant to which Mssrs. Speaker, Merclean, Ehrhardt and Corkery will provide services to the surviving company on a transition basis following the Merger in exchange for payments on each of the three, six and nine month anniversaries of the Effective Time.
The foregoing summary of the Merger Agreement, the Employment Termination Agreements, the Senior Management Retention Plan and the transactions contemplated thereby contained in this Item 4 does not purport to be a complete description and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, the form of Employment Termination Agreement, and the Senior Management Retention Plan, copies of which are attached as Exhibit 1, and incorporated herein by reference.

The Merger Agreement has been included in this communication to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about United Fire, Acquisition Corp. or Mercer. The representations, warranties and covenants contained in the Merger Agreement (i) have been made only for purposes of the Merger Agreement, (ii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (iv) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of United Fire, Acquisition Corp. or Mercer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in United Fire’s or Mercer’s public disclosures.
Shareholder Support Agreements
Concurrently, and as a material inducement to United Fire entering into the Merger Agreement, Mercer’s directors and certain of its officers (collectively, the “Signing Shareholders”), each solely in his or her capacity as shareholder of Mercer, entered into Shareholder Support Agreements with United Fire (the “Shareholder Support Agreements”) with respect to their respective shares of Mercer Common Stock (the “Subject Shares”) and Mercer Stock Options. Based on Mercer’s representation in the Merger Agreement that 6,493,842 shares of Mercer Common Stock were issued and outstanding as of November 30, 2010, the Subject Shares constituted approximately 13.1% of the total issued and outstanding shares of Mercer Common Stock as of November 30, 2010. Pursuant to the Shareholder Support Agreements, the Signing Shareholders have agreed to appear or otherwise cause to be cast and to vote, or cause to be voted, the Subject Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby and against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Mercer or any of its subsidiaries or any other “Acquisition Proposal” as defined in the Merger Agreement, or any amendment of Mercer’s Charter or Bylaws or other proposal that would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Mercer.

In the Shareholder Support Agreements, the Signing Shareholders have agreed not to, on or after the date of the Shareholder Support Agreements, among other things, (i) sell, transfer, pledge, assign, otherwise dispose of or otherwise encumber any of the Subject Securities (as defined in the Shareholder Support Agreements), or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to any of the Subject Securities, other than the Shareholder Support Agreements (subject to certain limited exceptions and provided that the transferee agrees in writing to be bound by the terms of the Shareholder Support Agreement). The Signing Shareholders also have agreed not to take any action that Mercer is prohibited from taking under the Merger Agreement with respect to the solicitation of alternative transaction proposals. The Shareholder Support Agreements will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the approval of the Merger and the Merger Agreement by the requisite vote of the shareholders of Mercer at the Mercer shareholder meeting.
The foregoing summary of the Shareholder Support Agreements and the transactions contemplated thereby contained in this Item 4 does not purport to be a complete description and is qualified in its entirety by reference to the terms and conditions of the form of Shareholder Support Agreement, a copy of which is attached as Exhibit 2, and incorporated herein by reference.
Except as set forth in this Schedule 13D, the Merger Agreement and the Shareholder Support Agreements, neither United Fire, nor to United Fire’s knowledge, any person named on Schedule I has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except for (i) the delisting of the Mercer Common Stock from The NASDQ Global Market, (ii) the Mercer Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and (iii) a change to the present dividend policy of Mercer.
Item 5. Interest in Securities of the Issuer.
(a) Pursuant to the Shareholder Support Agreements, United Fire may be deemed to have beneficial ownership of 849,999 shares of Mercer Common Stock. Based on Mercer’s representation in the Merger Agreement that 6,493,842 shares of Mercer Common Stock were issued and outstanding as of November 30, 2010, United Fire may be deemed to have beneficial ownership of 13.1% of the Mercer Common Stock if the record date were November 30, 2010. To United Fire’s knowledge, no shares of Mercer Common Stock are beneficially owned by any of the persons named on Schedule I.
(b) Pursuant to the Shareholder Support Agreements, United Fire may be deemed to have shared power to vote or direct the vote of 849,999 shares of Mercer Common Stock held by the Signing Shareholders.
(c) Neither United Fire nor, to its knowledge, any person named on Schedule I, has effected any transaction in Mercer Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of United Fire there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 and between such persons and any person with respect to any securities of Mercer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Mercer.
Item 7. Material to be Filed as Exhibits.
The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of November 30, 2010, among United Fire, Acquisition Corp. and Mercer, including the exhibits attached thereto (incorporated herein by reference to Exhibit 2.1 to United Fire’s Current Report on Form 8-K filed with the Securities Exchange Commission on November 30, 2010).

2	Form of Shareholder Support Agreement, dated as of November 30, 2010, by each of the following individuals: Andrew R. Speaker (President and Chief Executive Officer), David B. Merclean (Senior Vice President of Finance and Chief Financial Officer), Paul D. Ehrhardt (Senior Vice President, Chief Underwriting Officer and Corporate Secretary), Paul R. Corkery (Senior Vice President and Chief Information Officer), George T. Hornyak, Jr. (Director), Samuel J. Malizia (Director), Roland D. Boehm (Director), H. Thomas Davis, Jr. (Director), William V.R. Fogler (Director), William C. Hart (Director), Richard U. Niedt (Director), Richard J. Chichester (Vice President of Marketing), Lawrence J. Crawford (Vice President of Claims, East Coast), Gordon A. Coleman (Treasurer, East Coast), Debra J. Johnstone (Director of Human Resources, East Coast), John Hollingshead (Vice President of Legal), Artur A. Terner (Vice President of Finance), Charles Wardlaw (Vice President of Claims, West Coast), Edward Paoletti (Vice President of Underwriting, West Coast) and Raymond E. Dudonis (Vice President of Underwriting, East Coast) (incorporated herein by reference to Exhibit 10.1 to United Fire’s Current Report on Form 8-K filed with the Securities Exchange Commission on November 30, 2010 and United Fire’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 9, 2010).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2010	UNITED FIRE & CASUALTY COMPANY
	By:	/s/ Randy A. Ramlo
		Name:	Randy A. Ramlo
		Title:	President / Chief Executive Officer

SCHEDULE I
United Fire
Directors and Executive Officers
Except as indicated below, each person’s business address is c/o United Fire & Casualty Company, 118 Second Avenue, S.E., Cedar Rapids, Iowa 52407, and, except as noted below, each such person is a United States citizen.

Name	Position	Present Principal Occupation

Directors

Jack B. Evans	Chairman of the Board	Mr. Evans became Chairman or our Board of Directors in October 2009. He has served us as a director since 1995 and as Vice Chairman from 1997 to 2009. Mr. Evans currently holds the position of President of the Hall-Perrine Foundation, a private philanthropic corporation located in Cedar Rapids, Iowa. He has held that position since 1996. From 1993 to 1995, he served as President of SCI Financial Group, a regional financial services firm located in Cedar Rapids providing brokerage, insurance and related services to its clients.

Mr. Evans currently serves on the Board of Trustees of 199 registered investment companies in the Nuveen Funds fund complex. He has served as a director of Alliant Energy Corporation of Madison, Wisconsin, and as a director of the Federal Reserve Bank of Chicago. Mr. Evans is currently President Pro Tem of the Iowa Board of Regents, overseeing the state’s public university system. Mr. Evans is a member of the Audit Committee and the Nominating and Governance Committee. He also serves as Chair of United Fire’s Executive Committee and on the Investment Committee, and is an independent director as defined in the listing standards of NASDAQ.

John A. Rife	Vice Chairman of the Board	Mr. Rife served as President of United Fire & Casualty Company from 1997 to 2007 and as CEO from 2000 to 2007. Mr. Rife was elected Vice Chairman of our Board of Directors in 2009 and currently serves on the Executive Committee. Since 2006, Mr. Rife has served on the Board of Directors of QCR Holdings, Inc., a multi-bank holding company headquartered in Moline, Illinois, that is registered pursuant to Section 12 of the Exchange Act. He currently serves on the QCR Holdings, Inc. executive committee. He also currently serves on the board of trustees of the United Way of East Central Iowa, Mercy Medical Center, and the Mount Vernon Community School District Foundation.

Christopher R. Drahozal	Director	Mr. Drahozal is the John M. Rounds Professor of Law at the University of Kansas School of Law in Lawrence, Kansas, where he has taught since 1994. Prior to teaching, Mr. Drahozal was in private law practice in Washington, D.C., and served as a law clerk for the Iran-U.S. Claims Tribunal, the United States Court of Appeals for the Fifth Circuit and the United States Supreme Court. Mr. Drahozal currently serves on the Compensation Committee, the Investment Committee and the Risk Management Committee, and is an independent director as defined in the listing standards of NASDAQ.

Name	Position	Present Principal Occupation

Thomas W. Hanley	Director	Mr. Hanley is a full-time teacher at Xavier High School, a high school in Cedar Rapids, Iowa. He began teaching full-time in 2004. From 2002 to 2004, Mr. Hanley conducted post-graduate studies in Theology at Loras College in Dubuque, Iowa. Mr. Hanley has a strong financial, insurance, and business background, having served from 1979 until 2003 as a certified public accountant (and as a partner from 1983 to 2003) with McGladrey & Pullen, LLP, a national tax and accounting firm. Mr. Hanley has chaired United Fire’s Audit Committee since 2003, and serves as an audit committee financial expert. He is an independent director as defined in the listing standards of NASDAQ.

Douglas M. Hultquist	Director	Mr. Hultquist is the President, Chief Executive Officer, and a director of QCR Holdings, Inc., a multi-bank holding company he co-founded that is headquartered in Moline, Illinois, and that is registered pursuant to Section 12 of the Exchange Act. From 1977 to 1993, Mr. Hultquist was associated as a certified public accountant (as a partner from 1987 to 1993) with KPMG Peat Marwick and McGladrey & Pullen, LLP, national tax and accounting firms.

Mr. Hultquist currently serves on the Risk Management Committee, which he chairs, and the Investment Committee. Mr. Hultquist is not independent as defined in the listing standards of NASDAQ and is not a member of our Audit Committee; however, he has the professional and business experience to qualify as an audit committee financial expert.

Casey D. Mahon	Director	Ms. Mahon is an Adjunct Professor of Law at the University of Iowa College of Law, Iowa City, Iowa, where she has periodically taught business law since 1998. Ms. Mahon served from 1986 to 1990 as Senior Vice President and General Counsel of Teleconnect Company and its successor, Telecom USA, both of which were registered pursuant to Section 12 of the Exchange Act at the time she was employed by them. From 1993 until 1998 Ms. Mahon served as Senior Vice President and General Counsel for McLeodUSA, Inc., Cedar Rapids, Iowa, then a company registered pursuant to Section 12 of the Exchange Act that provided integrated communications services to its customers. Ms. Mahon serves on the Compensation Committee and on the Risk Management Committee. Ms. Mahon also serves as a member of the Board of Directors of the University of Iowa Foundation, and is an independent director as defined in the listing standards of NASDAQ.

George D. Milligan	Director	Mr. Milligan has served as President of The Graham Group, Inc., of Des Moines, Iowa since 1985. The Graham Group, Inc. consists of a real estate firm specializing in developing office buildings and a construction firm specializing in constructing hospital facilities. Since 2005, Mr. Milligan has also served as a director of West Bancorporation, Inc. of West Des Moines, Iowa, a bank holding company that is registered pursuant to Section 12 of the Exchange Act. Mr. Milligan previously served as director of Allied Life Insurance Company. Mr. Milligan chairs the Investment Committee, and is an independent director as defined in the listing standards of NASDAQ.

James W. Noyce	Director	Mr. Noyce is the Senior Advisor and Major Gifts Officer for the Athletics Department of Drake University, a private university in Des Moines, Iowa. Mr. Noyce previously served as Chief Executive Officer and director of FBL Financial Group, Inc., an insurance holding company headquartered in West Des Moines, Iowa. Since August 2009, Mr. Noyce has been a director of West Bancorporation, Inc., West Des Moines, Iowa, a bank holding company registered pursuant to Section 12 of the Exchange Act. Mr. Noyce serves on the audit committee of West Bancorporation, Inc. He also serves on several community boards, including the United Way of Central Iowa, the Greater Des Moines Partnership, Grandview College, Special Olympics Iowa, and the Mid-Iowa Council of Boy Scouts of America. Mr. Noyce serves on the Audit Committee and is an independent director as defined in the listing standards of The NASDAQ.

Name	Position	Present Principal Occupation

Mary K. Quass	Director	Ms. Quass is President and Chief Executive Officer of NRG Media, LLC, Cedar Rapids, Iowa, a position she has held since 2002. NRG Media, LLC is a radio broadcasting group of over 60 stations. Since 1998, Ms. Quass has also served as President and Chief Executive Officer of Quass Communications, LLC, a privately held investment company.

Ms. Quass currently serves on the board of directors of the National Association of Broadcasters, Mercy Medical Center (executive committee), Entrepreneurial Development Center, Inc. (chair), US Bank (Cedar Rapids region), the Quarton-McElroy Broadcaster Foundation, and other local boards in Cedar Rapids. Ms. Quass serves on the Compensation Committee and Risk Management Committee, and is an independent director as defined in the listing standards of NASDAQ.

Kyle D. Skogman	Director	Mr. Skogman has served as President of Skogman Construction Co. of Iowa, a company that specializes in residential construction, primarily in Cedar Rapids, Iowa since 1990. Mr. Skogman serves or has served as director and Vice Chairman of the Board of Trustees of Mercy Medical Center in Cedar Rapids; as director of the Cedar Rapids Chamber of Commerce and Chairman of Priority One, an economic development arm of the Chamber; and as director of Brucemore, a public historic site in Cedar Rapids. Mr. Skogman current serves on the Audit Committee and on the Nominating and Governance Committee, which he has chaired for many years. He is also a member of our Executive Committee and Investment Committee. Mr. Skogman is an independent director as defined in the listing standards of NASDAQ.

Frank S. Wilkinson Jr.	Director	Mr. Wilkinson retired in December 2000 from E.W. Blanch Co., a company in Minneapolis, Minnesota that provides risk management and distribution services and arranges reinsurance coverage between insurers and reinsurers. Mr. Wilkinson previously served on the Board of Directors of Benfield Group, Ltd. of London, and on the Board of Directors of Hub International, Ltd. of Chicago, Illinois.

Mr. Wilkinson currently serves on and chairs United Fire’s Compensation Committee, and also serves on the Nominating and Governance Committee. Mr. Wilkinson is an independent director as defined in the listing standards of NASDAQ.

Executive Officers

Randy A. Ramlo	President and Chief Executive Officer Director	Mr. Ramlo was appointed as United Fire’s President and Chief Executive Officer in May 2007. Mr. Ramlo previously served as Chief Operating Officer from May 2006 until May 2007; as Executive Vice President from May 2004 until May 2007; and as Vice President — Fidelity and Surety, from November 2001 until May 2004.

Name	Position	Present Principal Occupation

Michael T. Wilkins	Executive Vice President, Corporate Administration	Mr. Wilkins became United Fire’s Executive Vice President, Corporate Administration, in May 2007. Mr. Wilkins was United Fire’s Senior Vice President — Corporate Administration, from May 2004 until May 2007; its Vice President — Corporate Administration, from August 2002 until May 2004; and the resident Vice President in its Lincoln, Nebraska regional office from 1998 until 2002. Prior to 1998, Mr. Wilkins held various other positions within United Fire since beginning his employment with the Company in 1985.

Dianne M. Lyons	Vice President and Chief Financial Officer	Ms. Lyons was appointed Chief Financial Officer in May 2006. She was appointed Vice President in May 2003 and served as Controller from 1999 until May 2006. Ms. Lyons has been employed by United Fire in the accounting department since 1983.

David E. Conner	Vice President and Chief Claims Officer	Mr. Conner was appointed Vice President and Chief Claims Officer, effective January 1, 2005. Mr. Conner has served in various capacities within United Fire’s claims department, including claims manager and Assistant Vice President, since joining the Company in 1998.

Barrie W. Ernst	Vice President and Chief Investment Officer	Mr. Ernst is Vice President and Chief Investment Officer. He joined United Fire in August 2002. Previously, Mr. Ernst served as Senior Vice President of SCI Financial Group, Cedar Rapids, Iowa, where he worked from 1980 to 2002. SCI Financial Group was a regional financial services firm based in Cedar Rapids, Iowa that provided brokerage, insurance and related services to its clients.

Neal R. Scharmer	Vice President, General Counsel and Corporate Secretary	Mr. Scharmer was appointed Vice President and General Counsel in May 2001 and Corporate Secretary in May 2006. He joined United Fire in 1995.